

Independent Auditor's Report

To Management of:
Bequest Legacy Fund I, LLC

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Bequest Legacy Fund I, LLC and subsidiary, which comprise the consolidated balance sheet as of December 31, 2023 and the related consolidated statements of income, changes in members' equity, and cash flows for the period then ended (since inception), and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Bequest Legacy Fund I, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period then ended (since inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Bequest Legacy Fund I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Bequest Legacy Fund I, LLC's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bequest Legacy Fund I, LLC's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Bequest Legacy Fund I, LLC 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Tesseract Advisory Group LLC

Tesseract Advisory Group LLC

OWINGS MILLS, MD

October 9, 2024

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED MARCH 1, 2023 (COMMENCEMENT OF OPERATIONS) THROUGH
DECEMBER 31, 2023

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONTENTS

Consolidated Financial Statements

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
(Expressed in United States Dollars)

December 31, 2023

Assets		
Current assets		
Cash and cash equivalents	$	116,156
Due from affiliates		1,278,346
Digital assets due from mining operator at fair value		17,876
Other assets		26,741
Total current assets		1,439,119
Non-current assets		
Bitcoin mining equipment, net		1,252,364
Mortgage loans held for investment		495,711
Investments in digital assets, at fair value		134,370
Total non-current assets		1,882,445
Total assets	$	**3,321,564**
Liabilities and members' equity		
Current liabilities		
Accounts payable	$	120,221
Distribution payable to mining operator		17,907
Preferred return payable		10,332
Due to affiliates		425,000
Total current liabilities		573,460
Non-current liabilities		
Due to affiliates		775,000
Total non-current liabilities		775,000
Total liabilities		**1,348,460**
Members' equity		
Manager - Class C		(115,368)
Members		
Class A		1,781,472
Class B		307,000
Total members' equity		**1,973,104**
Total liabilities and members' equity	$	**3,321,564**

Please see the consolidated financial statement footnotes for additional information on the Mortgage Loans.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in United States Dollars)

For the period March 1, 2023 (commencement of operations) through December 31, 2023

Investment income		
Mining income	$	202,192
Preferred return from related parties		36,760
Interest income		15,306
Total investment income		**254,258**
Expenses		
Cost of mining income		94,708
Operating preferred return		71,980
Depreciation expenses		40,237
Marketing and advertising expenses		34,928
Management fees		26,990
Assets acquisition fees		24,000
Professional fees		19,796
Insurance fees		5,931
Interest expenses		757
Other expenses		22,246
Total expenses		**341,573**
Net investment loss		**(87,315)**
Realized and unrealized gain/(loss) from digital assets		
Net realized gain from digital assets		6,522
Net unrealized loss from digital assets		(16,668)
Net realized and unrealized loss from digital assets		**(10,146)**
Net loss	$	**(97,461)**

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
(Expressed in United States Dollars)

For the period March 1, 2023 (commencement of operations) through December 31, 2023

	Manager	Members		Total
	Class C	Class A	Class B	
Members' equity, beginning of period	$ -	$ -	$ -	$ -
Capital contributions	-	1,781,472	307,000	2,088,472
Capital distribution	(17,907)	-	-	(17,907)
Allocation of net loss:				
Pro-rata allocation	(97,461)	-	-	(97,461)
	(97,461)	-	-	(97,461)
Members' equity, end of period	$ (115,368)	$ 1,781,472	$ 307,000	$ 1,973,104

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in United States Dollars)

For the period March 1, 2023 (commencement of operations) through December 31, 2023

Cash flows from operating activities		
Net loss	$	(97,461)
Adjustments to reconcile net income to net cash used in operating activities:		
Net realized gain from digital assets		(6,522)
Net unrealized loss from digital assets		16,668
Accumulated depreciation		40,237
Mining income		(202,192)
Proceed from sale of digital assets		39,800
Changes in operating assets and liabilities:		
Due from affiliates		(1,278,346)
Other assets		(26,741)
Accounts payable		120,221
Distribution payable to mining operator		17,907
Preferred return payable		10,332
Due to affiliates		1,200,000
Net cash used in operating activities		(166,097)
Cash flows from investing activities		
Purchases of bitcoin miners equipments		(1,292,601)
Purchases of mortgage loans		(495,711)
Net cash used in investing activities		(1,788,312)
Cash flows from financing activities		
Proceeds from capital contributions		2,088,472
Capital distribution		(17,907)
Net cash provided by in financing activities		2,070,565
Net increase in cash and cash equivalents		116,156
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	116,156
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	757

See accompanying notes to consolidated financial statements.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

CONSOLIDATED SCHEDULE OF INVESTMENTS
(Expressed in United States Dollars)

December 31, 2023

	Maturity/ pay off date	Interest rate	Percentage of members' equity	Amortized cost	
Investments in mortgage loans, at amortized cost					
United states					
Utah	6/30/2063	10.00%	10.18 %	$	200,888
Connecticut	6/1/2037	8.88%	4.09		80,654
Maryland	2/25/2053	8.88%	3.39		66,819
Delaware	4/20/2043	9.88%	1.95		38,416
New Jersey	4/10/2043	8.88%	1.88		37,115
Illinois	11/30/2052	9.00%	1.51		29,822
New York	6/1/2053	9.00%	1.01		19,909
Florida	4/17/2053	8.88%	0.69		13,705
Pennsylvania	5/30/2053	8.88%	0.42		8,383
Total investments in mortgage loans, at amortized cost			**25.12 %**	**$**	**495,711**
Investments in digital assets, at fair value					
International					
Bitcoin			6.81 %	$	134,370
Total investments in digital assets, at fair value			**6.81 %**	**$**	**134,370**

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

---

1. Organization

Nature of Operations

Bequest Legacy Fund I, LLC (the "Company"), is a Delaware limited liability company organized in February 2023 and commenced operations on March 1, 2023. The Company's investment objective is to seek absolute returns through investments in private companies that specialize in performing loans, commercial real estate, bitcoin mining operations and producing gas and oil wells. The Company's goal will be to earn a high enough return from these companies to pay a significant portion of the Operating Preferred Returns to the Investor Members and otherwise satisfy the Company's operating expenses.

The Company's wholly owned subsidiary, The Bequest Energy Fund I, LLC, is solely involved in the business of bitcoin mining, and its revenue represents the income earned from the successful validation of transaction on the bitcoin network, which is recorded in accordance with ASC 606. The Bequest Energy Fund I, LLC has engaged a mining operator to professionally manage the company's bitcoin mining operations. The Operator manages a hot wallet on behalf of the company and periodically transfers bitcoin to the Company's hot wallet at River Financial, Inc.

Bequest Capital LLC is the sole Manager of the Company (the "Manager" or the "Sponsor"). The strategic direction and investment objectives of the Company are the focus of the Manager's principals, Shawn Muneio and Martin Saenz.

The Company currently has three classes (each, a "Class" and collectively the "Classes") of limited liability company interests: Class A Membership Interests, Class B Membership Interest and Class C Membership Interests. Class A Members and Class B Members (collectively, the "Investor Members") have no right to elect the Manager and shall have no right to participate in the management of the Company.

Martin Saenz and Shawn Muneio are the principals of the Manager (the "Principal") and have sole responsibility for the day to day management and control of the Company and all day to day operations of its business.

The Manager and Class A member will have potential conflicts of interest with regards to other businesses which they own and operate.

The Manager is required to devote only so much of its time to the business of the Company as it, in his sole judgment, determines to be reasonably necessary, and neither it nor any of the officers it appoints are restricted from engaging in other activities, even if they are competitive with the Company. Each officer of the Manager is or may become, a principal in other companies that participate in the real estate investment business and may establish or purchase additional companies that will participate in the note purchasing business or other related aspects of the real estate business. For example, officers of the Manager own or operate 2nd Chance Funding, LLC, New Day Funding, LLC, NDF1, LLC and Bequest Legacy Fund I, LLC, CMJV2, LLC, CMJV3, LLC all businesses with a similar business plan to that of the Company that focus on either acquiring nonperforming residential real estate notes and/or real estate and intends to form similar businesses in the future. Accordingly, the Company will be subject to various conflicts of interest arising out of these activities. Such conflicts may involve arrangements between the Company and the Manager, which are established by the Manager and may not be the result of arm's length negotiations.

Capitalized terms are as defined in the Confidential Private Offering Memorandum (the "PPM"), unless defined herein.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The Company is an investment company and follows the accounting and reporting guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946, *Financial Services - Investment Companies*.

Principles of consolidation

The Company has consolidated the accounts of its wholly owned and controlled subsidiary, Bequest Energy Fund I, LLC, a company that is managed by the Manager of the Company and is solely owned by the Companies, established for the general purpose of executing specific investment transactions on behalf of the Company. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities, including the fair value of investments, and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents cash held at financial institutions. Cash are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC) limitations. As of December 31, 2023, the Company held $116,156 as cash in Statement of Assets and Liabilities.

Fair value – definition and hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The Company determines fair value based on assumptions that market participants would use in pricing assets or liabilities in the most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

2. Summary of significant accounting policies (continued)

Fair value – definition and hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company is able to access.

Level 2 - Valuations based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets; (b) quoted prices for identical or similar assets in markets that are not active; (c) inputs other than quoted prices that are observable for the asset; or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Valuations based on inputs that are unobservable and significant to the entire fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Fair value – valuation techniques and inputs

Mortgage loans

Mortgage loans held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees, costs, and the allowance for loan losses. Mortgage notes held for investment are adjusted to the lower of cost or estimated market value because it is management's intention, and the Company has the ability to hold these notes to maturity. Interest on notes is credited to income as earned. Interest receivable is accrued only if deemed collectible.

The Company invests in mortgage loans for which no readily available observable market prices exist. The loans are valued at their amortized cost deducting all the principal payment received from the original cost basis. The Company performs a credit risk evaluation of each borrower at least annually. Currently all loans in the Mortgage portfolio are paying on time as agreed and the Company believes there is no need for a loan loss reserve as of December 31, 2023.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

2. **Summary of significant accounting policies (continued)**

Fair value – valuation techniques and inputs (continued)

Fixed assets – bitcoin mining equipment

The Company fixed assets comprise bitcoin mining equipment, utilized for generating bitcoin through cryptocurrency mining operation.

Classification

- Bitcoin mining equipment is classified as Property, Plant and Equipment (PP&E) in accordance with Accounting Standards Codification (ASC) 360, Property, Plant and Equipment.
- The Equipment is recorded at cost and depreciation over its estimated useful life of 5 years, using the straight line method.

The carrying value of the bitcoin mining equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the value of the bitcoin mining equipment exceed its recoverable value, an impairment loss is recognized in the Consolidated Statements of Operations. Gains and losses on disposal of bitcoin mining equipment are recognized in the Consolidated Statements of Operations.

The following table is summary of net book value of the Company's bitcoin mining equipment at December 31, 2023:

Investment in Bitcoin Miners	$	1,292,601
Less: depreciation		(40,237)
Total	$	1,252,364

Bitcoin mining revenue

Bitcoin mining revenue represents the income earned from the successful validation of transaction on the bitcoin network, which is recorded in accordance with ASC 606, Revenue from contracts with customers.

Revenue recognition

- The Company recognize bitcoin mining revenue when the following conditions are met:
  The mining process is complete and transaction is validated on a bitcoin network.
  The Company has earned the right to receive the bitcoin rewards.
  The amount of bitcoin earned can be reasonably estimated.
- Revenue is measured at the fair value of bitcoin earned, which is determined using the spot price of bitcoin on the date of validation.
- The Company follows the guidance in ASC 820, fair value measurement to determine the fair value of bitcoin.

2. Summary of significant accounting policies (continued)

Fair value – valuation techniques and inputs (continued)

Fixed assets – bitcoin mining equipment (continued)

The transaction consideration the Company earns is non-cash digital consideration in the form of bitcoin, which the Company measures at fair value on the date earned at the daily closing price, which is not materially different from the fair value at contract inception, which is the daily opening price. Daily earnings are calculated from midnight-to-midnight UTC time, and the Company's sub-account balance is credited one hour later at 1:00 AM UTC time. The Company utilizes Greenwich Mean Time (GMT).

The transaction consideration the Company earns is all variable since it is dependent on the daily computing power provided to the Company. The Company's bitcoins earned through the contractual payout formula is not known until the Company's computational hash rate contributed over the daily measurement period is fulfilled over-time daily between midnight-to-midnight UTC time. The Company's proportionate amount of the global network transaction fee rewards earned are calculated at the end of each transactional day (midnight to midnight). There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

Digital assets are classified in the consolidated balance sheet as current assets and are considered an intangible asset with an indefinite useful life. Although indefinite-lived intangible assets are generally considered noncurrent assets, the Company classifies its digital assets as current assets because the Company expects to realize the cash flows associated with such assets within a year. The cryptocurrency awards it earns are regularly converted into U.S. dollars, without limitations or restrictions, to support the Company's ongoing operations in the normal course of business. Digital assets are recorded at cost less any impairments. Bitcoin is the only cryptocurrency the Company mines or holds. Bitcoin is highly liquid, fungible and readily converted into U.S. dollars similar to the Company's cash and cash equivalents.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances indicate that it is more likely than not that the indefinite-lived asset is impaired.

Impairment exists when the carrying amount exceeds its fair value, which is measured using the lowest quoted price of the cryptocurrency at the time its fair value is being measured (i.e., daily). In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. However, given the existence of a quoted price for Bitcoin on active markets, the Company exercises its unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period when the market price is below the carrying value and proceed directly to performing the quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

The Company's bitcoin holdings are not subject to rehypothecation and do not serve as collateral for any existing loans or agreements. As of December 31, 2023, the Company held 100% of its bitcoin in hot wallets.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

2. Summary of significant accounting policies (continued)

Fair value – valuation techniques and inputs (continued)

Fixed assets – bitcoin mining equipment (continued)

As of December 31, 2023, the Company held bitcoin through its wholly owned subsidiary. The market value of bitcoin held at December 31, 2023, was $134,370. Additionally, $17,876 in market value of digital assets is held in the hot wallet of the Bequest Energy Fund I, LLC's bitcoin mining operator.

Cost of revenue- Bitcoin mining

The Company includes energy costs and external co-location mining hosting fees in cost of revenues. The estimated cost of revenues for bitcoin mining, primarily electricity costs are $94,708 as of December 31, 2023.

As of December 31, 2023, the Company held an aggregate amount of $134,370 in digital assets comprised of unrestricted Bitcoin.

Description	As of December 31, 2023
Digital assets at beginning of period	$ -
Addition of digital assets	202,192
Realized gain on sale of digital assets	6,522
Proceeds from sale of digital asstes	(39,800)
Impariment losses	-
Net unrealized loss from digital assets	(16,668)
Digital assets due from mining operator at fair value	(17,876)
Digital assets at end of period	$ 134,370

River Financial Inc. is the Custodian of the Company's bitcoin and transacts sales of bitcoin to convert into US currency. For the period from March 1, 2023 (commencement of operations) through December 31, 2023, the Company recorded $6,522 in realized gains related to the liquidation of bitcoin holding.

The Company invested $665,000 in an affiliate in 2023 and earned Preferred Return income of $36,760. The Company fully liquidated this investment in November 2023.

Investment transactions

Investment transactions are accounted for on a trade-date basis. Realized gains and losses on investment transactions are determined using first in first out (FIFO) method. Net unrealized loss is reported on the Consolidated Statement of Operations.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

2. Summary of significant accounting policies (continued)

Investment transactions (continued)

For the period from March 1, 2023 (commencement of operations) through December 31, 2023, unrealized losses are comprised of $16,668 in unrealized losses on digital assets which represents an increase in the Company's investment in the Bequest Energy Fund I, LLC.

Preferred return income is recorded when received and is derived from the Company's investments in affiliates.

Due from affiliates

Due from affiliates balances are reimbursements for advancing operating expenses and the purchase of equipment and arose from timing differences of arriving investor funds versus vendor contract payment commitments. All due from and due to affiliates are due on demand.

Income taxes

The Company does not record a provision for U.S. federal, state, or local income taxes because the partners report their share of the Company's income or loss on their income tax returns. Further, certain non-U.S. dividend income and interest income may be subject to a tax at prevailing treaty or standard withholding rates with the applicable country or local jurisdiction. Withholding taxes on foreign dividends have been provided for in accordance with the Company's understanding of the applicable country's tax rules and rates. The Company files an income tax return in the U.S. federal jurisdiction, any may file income tax returns in various U.S. states and foreign jurisdictions. The Company is subject to income tax examinations by major taxing authorities and has been since its inception.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2023. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. states and foreign tax laws, and change in the administrative practices and precedents of the relevant taxing authorities. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expenses. The Manager has concluded there is no tax expenses or interest expenses related to uncertainties in income tax positions for the period March 1, 2023 (commencement of operations) through December 31, 2023.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

3. Fair value measurements

The Company's assets are recorded at fair value and have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2023:

Description	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Digital assets	$ 134,370	$ -	$ -	$ 134,370
Total assets (at fair value)	$ 134,370	$ -	$ -	$ 134,370

The Company did not have any transfers between any levels of the fair value hierarchy during the period from Inception to December 31, 2023.

As of December 31, 2023, cost of investments approximates fair value.

4. Financial instruments and risks

In the normal course of its business, the Company enters into various financial transactions where the risk of potential loss due to market risk, interest rate risk, credit risk, liquidity risk and ither risks can be equal or exceed to the related amounts recorded. The success of any investment activities is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and the timing of investor participation in the market for both equity and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to conduct its business and could cause losses to be incurred.

Market risk
Market risk represents the potential loss that can be caused by increase or decrease in the fair value of investments resulting from market fluctuations.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flow of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. The risk is generally greater for long term securities than for short term securities.

Credit risk
Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom its conducting business is unable to fulfill contractual obligations.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

4. Financial instruments and risks (continued)

<u>Liquidity risk</u>
Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to the fair value. Among other methods, the Manager may sell or assign loans to related parties or third parties as a way to manage liquidity risk, and future obligations.

<u>Bitcoin mining equipment risk</u>
The Company's bitcoin mining equipment is susceptible to technological obsolescence, necessitating periodic upgrades or replacements to maintain competitiveness. Consequently, the Company regularly reviews the useful life and depreciation method of its equipment's to ensure accurate financial reporting and compliance with accounting standards.

The Company maintain its cash balance in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conduct business is unable to fulfill contractual obligations on its behalf. Manager Monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company may invest in real estate and there is no assurance that the operation of the Company will be profitable or that the cash from operations will be available for distribution to the member. Because real estate, like many other type of long term investments, historically has experienced significant fluctuation and cycles in value, specific market conditions may result in occasionally or permanent reductions in the value of the Company's investments.

The marketability and value of real estate property interest will depends on many factors beyond the control of Company, including, without limitation (i) changes in general economic conditions; (ii) changes in supply of, or demand for, housing in an area (e.g. as a result of over building); (iii) changes in interest rates; (iv) promulgation and enforcement of government regulations related to land use and zoning restrictions, environmental protection and occupational safety; (v) unavailability of mortgage funds which may render the sale of a property difficult; (vi) the financial condition of buyer, and seller of properties; (vii) changes in real estate tax rate and other operating expenses; (viii) various uninsured or insurable risk; and (ix) act of god an natural disaster. Since investments in real estate generally are not liquid, there is no assurance that there will be ready market if the Manager determines to sell its real estate assets.

5. Members' capital

Capital Contributions

Pursuant to the PPM, the Company is offering up to $50,000,000 of Class A Membership Interests and Class B Membership Interests of the Company to accredited investors. The Company has set a minimum subscription by a subscriber of a capital contribution of $250,000 for Class A membership and $50,000 for Class B membership. The Company, in its sole discretion, may accept contribution of a lesser amount.

BEQUEST LEGACY FUND I, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

December 31, 2023

5. **Members' capital (continued)**

Redemptions

At any time, subsequent to the second anniversary of the date on which a class A member and class B member makes its capital contribution to purchase a class A membership Interest and a class B membership interest, any class A member and class B Member, have the right to redeem their interest by delivering a redemption notice to the Company. The Company will fix a date for the redemption which shall not be more than ninety days after the date of such notice (the "Redemption Date"). On the Redemption Date, the Company will pay the class A member and class B member the amount of its accrued but unpaid Operating Preferred Return plus the amount of its unreturned capital contributions as of the Redemption Date.

Distributions

The Class A Members are entitled to receive a preferred return on their capital contributions of eleven percent (11.0%) per annum on their capital contributions (the "Operating Preferred Return"). The Operating Preferred Return will be paid to the Class A Members out of net cash from operations on a monthly basis in arrears commencing on the first day of the calendar month beginning after the sixtieth (60th) day subsequent to the date of the Class A Member's Capital Contribution, and thereafter by the fifteenth day of the calendar month subsequent to the month in which it accrues.

The Class B Members are entitled to receive a preferred return on their capital contributions of ten percent (10.0%) per annum on their capital contributions (the "Operating Preferred Return"). The Operating Preferred Return will be paid to the Class B Members out of net cash from operations on a monthly basis in arrears commencing on the first day of the calendar month beginning after the sixtieth (60th) day subsequent to the date of the Class B Member's Capital Contribution, and thereafter by the fifteenth day of the calendar month subsequent to the month in which it accrues.

Other than payment of preferred returns or redemption payments, the Class A and Class B Investor Members shall not be entitled to receive any allocation of the Company's revenues or expenses or distribution of any additional cash from the Company. Any additional revenues shall be allocated solely to the Class C Members and any additional cash available for distribution to the Members, if distributed, shall only be distributed to the Class C Members. Losses shall be allocated to all Members generally in accordance with positive capital accounts.

Net cash flow generated by the Company from its operations, will be distributed monthly, or at such times as the Manager may determine, first, to each class A member and class B member, on a *pari passu* basis, to the extent of the excess, if any, of the cumulative Operating Preferred Return for such class A member or class B member for which the payment due date has occurred from the inception of the Company to the end of such month, over the sum of all prior distributions to such Class B Member in payment of the Operating Preferred Return.

The balance of net cash flow generated by the Company from its operations, will be distributed to the Class C Members in proportion to their Membership Interests. Class C Members Distributions include a $17,907 profit sharing arrangement due to the bitcoin mining operator of Bequest Energy Fund I, LLC.

(Expressed in United States Dollars)

6. Related party transactions

For providing services to the Company, the Manager receives an asset management fee ("Management Fees") equal to 2.5% per annum of capital contribution held by the Company. The Manager may be paid such fees as approved from time to time by the Class A Members. During the period from March 1, 2023 (commencement of operations) through December 31, 2023, the Company incurred amount of $26,990 as Management fees.

Pursuant to PPM, the Manager receives the asset acquisition fees for acquiring the assets for the Company. The Manager receives the assets acquisition fees calculated based on the purchase price of the asset or pool of assets acquired, as follows:

Under $5 million	-	Four Percent (4%)
$5 million to $10 million	-	Three Percent (3%)
$10 million to $20 million	-	Two and One-Half Percent (2.5%)
Over $20 million	-	Two Percent (2%)

During the period from March 1, 2023 (commencement of operations) through December 31, 2023, the Manager receive amount of $24,000 as assets acquisition fees from Company.

The Company's due from or due to affiliated are all with related parties under common control. All are due on demand and are classified as either short term or long term. The receivable from CMJV2 reported in the Statement of Assets and Liabilities represents amounts $1,278,346 receivable from affiliates for expenses paid by the Company. The related party payable reported in the Statement of Assets and Liabilities represents amounts $1,200,000 payable to affiliates for payment to the Manager on behalf of the Company. CMJV2, LLC has the same investment manager as the Company.

7. Administrative services

Formidium Corp. (the "Administrator") serves as the Company administrator and performs certain administrative and accounting services on behalf of the Company.

8. Financial highlights

The Company's management determined that presentation of financial highlights is not relevant and useful in understanding the financial statements. As a result, the Company elected to exclude the presentation of financial highlights for the period March 1, 2023 (commencement of operations) through December 31, 2023.

9. Subsequent events

The Company has performed an evaluation of subsequent events through August 30, 2024, which is the date that the consolidation financial statements were available to be issued.

During the first half of 2024 the Company added $362,503 in amortized cost of mortgage notes and increased its capital investment in its wholly owned subsidiary, Bequest Energy Fund I, LLC, by $1,105,000. Total Company assets under management increased $2,783,256 during this time.

During August 2024, the Company started the process of filing a Form C Offering Statement for a Reg CF registration with the U.S. Securities and Exchange Commission.